Exhibit 4.26

AMENDMENT TO

SENIOR LENDING AGREEMENT TO

ADD BANKS OR OTHER FINANCIAL INSTITUTIONS

Amendment No, 22  to Senior Lending Agreement

This Amendment to that certain Secured Senior Lending Agreement dated as of June 12, 2009, a copy of which is attached hereto (hereinafter referred to as the “Senior Lending Agreement”) is made as of December 13, 2010 by and between all banks or other financial institutions which are, as of the date hereof, parties to such Senior Lending Agreement; Pioneer Financial Services, Inc. (hereinafter referred to as “Pioneer”) certain of its Subsidiaries and Enterprise Bank and Trust, a Missouri charter trust company with offices located at 12695 Metcalf Avenue; Overland Park, KS 66213 (“Enterprise”).

WHEREAS, Pioneer and Enterprise are currently parties to the Senior Lending Agreement pursuant to Amendment #3 whereas Pioneer requested Enterprise to extend credit to it and Enterprise agreed to extend such credit; and

WHEREAS, Pioneer desires Enterprise to increase the amount of credit that Enterprise is willing to extend under the Senior Lending Agreement from $7,500,000 to $10,000,000 (the “Increased Amount”) and Pioneer desires to amend the Senior Lending Agreement and document the increase in credit availability; and

WHEREAS, Enterprise desires to remain a party to the Senior Lending Agreement but provide credit to Pioneer in the Increased Amount,

NOW, THEREFORE, In consideration of the mutual agreement of the parties hereto and for other good and valuable consideration, receipt of which is hereby acknowledged, it is agreed by and between Pioneer, Enterprise and all of the banks and financial institutions which are presently parties to the Senior Lending Agreement as follows:

1.             The Senior Lending Agreement pursuant to Section 12 thereof already shows Enterprise as a party thereto and now Enterprise will be a lender in the Increased Amount.

2.             Upon the effective date hereof which shall be determined by Paragraph 2 of Section 12 of the Senior Lending Agreement, Enterprise agrees to continue to be bound by all terms and conditions of the Senior Lending Agreement and further agrees that all credit which is extended by Enterprise to Pioneer including the Increased Amount shall be subject to all terms and agreements of the Senior Lending Agreement.

3.             Section 1 of the Senior Lending Agreement shall continue to use the definition for “Enterprise” to mean Enterprise Bank and Trust with offices located in Kansas.

4.             Paragraph 5 of Section 1 of the Senior Lending Agreement is hereby confirmed and Enterprise shall remain a “Bank” and a “Voting Bank”.  Enterprise hereby confirms its status as either a Voting Bank or a Non-Voting Bank as checking the appropriate box below and initialing its choice where indicated.

Voting Bank
(Initials)

Non-Voting Bank
(Initials)

5.             Enterprise’s address contained in Paragraph 13.1 of Section 13 of the Senior Lending Agreement shall remain as therein indicated.

6.             All other terms of the Senior Lending Agreement, unless expressly amended hereby, shall remain in full force and effect as if this Amendment had not been adopted.

IN WITNESS WHEREOF, the parties hereto have executed This Amendment to the Senior Lending Agreement as of the day and year first above written.

PIONEER FINANCIAL SERVICES, INC, a Missouri corporation individually and on behalf of its Subsidiaries listed on Exhibit L to the Senior Lending Agreement

By.	/s/ Laura V. Stack
Name: Laura V. Stack
Title: Chief Financial Officer

Enterprise Bank and Trust,
a Missouri charter trust company

By:	/s/ Linda Hanson
Name: Linda Hanson
Title: Regional President, Kansas City

“Enterprise Bank and Trust
12695 Metcalf Avenue
P.O. Box 25250 66225-9981
Attention: Linda Hanson
Overland Park, K 66213
P.O. Box 25250
Overland Park, KS 66225-9981
Facsimile No: (913) 663-9348”